As filed with the U.S. Securities and Exchange Commission on January 28, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Aracruz Celulose S.A.
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

60 Wall Street, New York, NY 10260-0060
Telephone (212) 648-3250
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[   ] on (Date) at (Time)

             If a separate registration statement has been filed to register the deposited shares, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten Class B Shares of Aracruz Celulose S.A.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$230

(1)	Each Unit represents 100 American Depositary Shares.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included in Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Articles (15) and (16)

	(iii)	Collection and distribution of dividends	Articles (4), (12), (13), (15) and (18)

	(iv)	Transmission of notices, reports and proxy soliciting material	Articles (11), (15), (16), (17) and (18)

	(v)	Sale or exercise of rights	Articles (13), (14), (15) and (18)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (12), (13) (15), (17) and (19)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (6), (8) and (22)

	(x)	Limitation upon the liability of the Depositary	Article (14), (18), (19) and (21)

(3)	Fees and Charges		Articles (7) and (8)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that Aracruz Celulose S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission	Article (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Deposit Agreement. Deposit Agreement dated as of May 21, 1992 among Aracruz Celulose S.A., JPMorgan Chase Bank, as successor depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed as exhibit (a)(1) to Registration Statement No. 333-6600 which is incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement. Previously filed as exhibit (a)(2) to Registration Statement No. 333-6600 which is incorporated herein by reference.

(a)(3)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(3)

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 21, 2003.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, as Depositary

By:	/s/Jordana Chutter

Name: Title:	Jordana Chutter Vice President

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Aracruz Celulose S.A certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 21, 2003.

ARACRUZ CELULOSE S.A.
By:	/s/Carlos Augusto Lira Aguiar

Name: Title:	Carlos Augusto Lira Aguiar Chief Executive Officer and President

POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carlos Augusto Lira Aguiar and each of them (with full power to each of them to act alone) his true and lawful attorney-in-fact and agent, with the power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of January 21, 2003.

Name	Title

/s/Erling S. Lorentzen Erling S. Lorentzen	Chairman

/s/Carlos Augusto Lira Aguiar Carlos Augusto Lira Agular	Chief Executive Officer and President

Name	Title

/s/Eliezer Batista da Silva Eliezer Batista da Silva	Director

/s/Haakon Lorentzen Haakon Lorentzen	Director

/s/Carlos Alberto Vieira Carlos Alberto Vieira	Director

/s/Ernane Galveas Ernane Galveas	Director

/s/Isaac Sutton Isaac Sutton	Director

/s/José Roberto Ermirio de Moraes José Roberto Ermirio de Moraes	Director

/s/ Leon Chant Dakessian Leon Chant Dakessian	Director

/s/Marcus Olyntho de Camargo Arruda Marcus Olyntho de Camargo Arruda	Director

/s/Joao Felipe Carsalade Aracruz Celulose (USA) Inc. Joao Felipe Carsalade Vice President and Director	Authorized Representative in the United States

/s/Jose Luiz Braga Aracruz Celulose (USA) Inc. Jose Luiz Braga Vice President and Secretary

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(3)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered

(e)	Rule 466 Certification